ARDEN GROUP INC

ANNUAL REPORT

Ben Winters

1920 – 2005

This Annual Report is dedicated in memory of Ben Winters

who served as an integral member of our Board of Directors for 26 years.

His wise counsel and insightful leadership will be sorely missed.

We express our deep gratitude for Mr. Winters' profound loyalty, commitment

and countless contributions to the success of Arden Group, Inc.

FINANCIAL HIGHLIGHTS

ARDEN GROUP, INC. AND CONSOLIDATED SUBSIDIARIES

	2004	2003	2002
Sales	$ 502,898,000	$ 486,378,000	$ 398,231,000
Operating income	34,579,000	25,458,000	21,644,000
Interest and other income (expense), net	3,591,000	2,446,000	1,644,000
Income before income taxes	38,170,000	27,904,000	23,288,000
Income tax provision	15,498,000	11,323,000	9,356,000
Net income	$ 22,672,000	$ 16,581,000	$ 13,932,000
Net income per common share:			
Basic – Class A Common Stock	$ 7.00	$ 5.11	$ 4.33
Basic – Class B Common Stock	$ 6.13	$ 4.60	$ 3.90
Diluted	$ 6.70	$ 4.90	$ 4.14

ARDEN GROUP

Corporate Profile

Arden Group is a holding company which, through its Gelson's Markets subsidiary, operates eighteen full-service supermarkets in Southern California carrying both perishable and grocery products. Arden Group is headquartered in Compton, California. Its Class A Common Stock is traded over-the-counter in the NASDAQ National Market System under the symbol ARDNA.

TO OUR SHAREHOLDERS

We are pleased to report another successful and rewarding year for Arden Group, Inc. Commencing the year with the ongoing supermarket strike in Southern California and the resulting increase in our sales, we ended the year enjoying the benefit of knowing we retained customers who discovered us during the strike period. We thank all of our associates who went over and beyond the call of duty to serve these new customers. It is to them we owe a special thanks for the ongoing sales we retained as a result of the Gelson's superior service that separates us from other supermarkets.

Arden Group's wholly-owned subsidiary, Gelson's Markets, currently operates 18 full-service supermarkets in Southern California; 17 of the locations operate under the name "Gelson's" and one under the name "Mayfair." Both Gelson's and Mayfair are high-end, full service supermarkets that offer a broad selection of local and national brands as well as a limited number of private label items. We emphasize premium quality perishable products including prepared foods and a vast selection of specialty and unusual domestic and imported items.

Our stores are maintained with impeccable standards and our valued employees provide our customers with the ultimate shopping experience. This superior service is demonstrated daily in our variety of service departments including meat, seafood, prepared foods, floral and carving stations. Some stores offer additional service departments such as fresh pizza. Our bakeries and sushi departments also deliver superior freshness and service.

The challenge of our business is the constantly changing and competitive environment. We continuously strive to stay ahead of the competition and maintain our reputation as "The *Super* Market" by offering the highest quality products, superior customer service and the ultimate shopping experience.

Operating Results

Sales

Sales from the Company's 18 supermarkets were $502,898,000 in 2004. This represents a comparable and total sales increase of 3.4% over 2003 sales of $486,378,000. Sales early in fiscal 2004 were substantially higher than the prior year, due to the effects of the strike, which ended February 29, 2004. We were able to retain a portion of this increased volume; however, fourth quarter 2004 same store sales were negative because the fourth quarter of 2003 included strike level revenue and an additional week of sales.

We continue to do selective remodels of existing locations to ensure that our markets maintain the superior experience for our customers and to increase sales. This past year, our stores in Santa Barbara and Marina del Rey were extensively remodeled. In 2005, our Century City store will be expanded and remodeled. We also continue to seek new locations which meet the demographic requirements of a Gelson's supermarket so that we can also incrementally grow sales in new profitable locations. This is difficult in the Southern California marketplace, but we continue to aggressively search for and evaluate new locations that meet the Gelson's model for profitability and shareholder value.

Net Income

Net income was $22,672,000, an increase of 36.7% over 2003's net income of $16,581,000. Diluted net income per share was $6.70 compared to $4.90 in 2003. Operating income increased 35.8% to $34,579,000 in 2004 compared to $25,458,000 in 2003.

Our gross profit as a percent of sales rose slightly from 44.4% of sales in 2003 to 44.8% in 2004. Product pricing decisions, additional buying allowances, the effects of the strike and incremental purchasing power contributed to the increases.

Delivery, selling, general and administrative (DSG&A) expense as a percent of sales, decreased to 37.9% in 2004 from 39.1% in 2003. For 2003 it included an impairment charge of $4,311,000 on long-lived assets and a one-time contribution of $5,797,000 to multi-employer health plans arising from the labor dispute. Union pension expense increased in 2004 to $6,064,000 from $4,787,000 in 2003.

As many companies have experienced over this past year, Arden Group has spent substantial administrative time and expense complying with the documentation requirements under the Sarbanes-Oxley Act. Although the majority of the documentation work is behind us, we anticipate some ongoing expense to monitor and control changes in the future, as well as, annual compliance with the Act.

Arden Group is subject to a myriad of laws in California regarding workers' compensation. With the new program of high deductible workers' compensation which we implemented in 2003, we are hopeful that, in combination with the Company's commitment to a safe working environment, this policy will mitigate our costs. However, there is no assurance that this change will result in a reduction of expense given legislative reform and workplace experience.

In October of 2004 the Board of Directors was pleased to declare a special dividend of $20.00 per share on Class A Common Stock and thus share the Company's success with our shareholders. We expect to continue our regular quarterly dividend of 25 cents per share in future quarters.

For more information please refer to the Consolidated Financial Statements in this report and to the Form 10-K which is available from the Company upon request.

We were saddened to learn of the death of Bernie Gelson, who along with his brother Gene were the founders of Gelson's Markets. It was their forward-looking marketing and merchandizing that was the foundation of our current chain of supermarkets.

On behalf of the Board of Directors, I would like to thank all of our employees for the contribution they have made to make 2004 another successful and rewarding year. We also thank you, our shareholders, our vendors and suppliers, and the many community members and customers with whom we associate, for your continued support and trust.

In February 2005, Mr. Ben Winters passed away. He was a dedicated Director of the Company for 26 years as well as my very good friend and a good friend of the community. Mr. Winters made an invaluable contribution to our Company and will be greatly missed. We pay tribute to him.

Bernard Briskin
Chairman of the Board
President and Chief Executive Officer

March 25, 2005

FIVE YEAR SELECTED FINANCIAL DATA

ARDEN GROUP, INC. AND CONSOLIDATED SUBSIDIARIES

(Dollar Amounts in Thousands, Except Share and Per Share Data)	*2004*	*2003*	*2002*	*2001*	*2000*
Operations For The Year:					
Sales (1)	$ 502,898	$ 486,378	$ 398,231	$ 388,505	$ 356,873
Gross profit (1)	225,413	215,720	176,725	167,636	151,084
Operating income (2)	34,579	25,458	21,644	19,377	19,205
Other income (expense), net	3,591	2,446	1,644	1,926	1,019
Income tax provision	15,498	11,323	9,356	8,432	8,240
Net income	$ 22,672	$ 16,581	$ 13,932	$ 12,871	$ 11,984
Net income per common share (3):					
Basic – Class A	$ 7.00	$ 5.11	$ 4.33	$ 3.96	$ 3.55
Basic – Class B	6.13	4.60	3.90	3.56	3.19
Diluted	6.70	4.90	4.14	3.79	3.41
Financial Position At Year-End:					
Total assets	$ 122,135	$ 186,972	$ 138,971	$ 122,834	$ 118,279
Working capital	23,883	75,185	48,892	27,975	27,504
Long-term debt	1,764	2,038	2,283	3,134	6,735
Stockholders' equity	66,576	115,000	99,027	83,389	75,953
Capital expenditures	12,641	5,752	4,023	10,066	9,882
Other Operating and Financial Data:					
Number of stores at end of fiscal year	18	18	18	18	16
Sales increases (4):					
Total stores	3.4%	22.3%	2.5%	8.9%	11.1%
Same stores	3.4%	22.3%	0.8%	2.2%	2.8%
Depreciation and amortization	$ 6,990	$ 8,126	$ 8,139	$ 7,872	$ 6,719
Dividends declared per common share:					
Class A	$ 1.00	$ .50			
Class B	$ .675	$ .45			
Special dividend declared per Class A Common Stock share	$ 20.00				
Weighted average common shares outstanding (3):					
Basic – Class A	2,217,675	2,015,859	1,991,230	2,022,320	2,144,044
Basic – Class B	1,164,977	1,363,584	1,363,790	1,366,914	1,368,984
Diluted	3,382,652	3,380,524	3,365,961	3,398,671	3,515,117

All years are 52 weeks except 2003 which is 53 weeks.

(1) Sales and gross profit amounts for prior years have been adjusted to reflect the change in classification of net rental, license and other income as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Fiscal 2003 operating income includes a $4,311 charge for impairment on long-lived assets related to leasehold improvements and equipment at the Pasadena store. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information.

(3) Effective in the second quarter of 2004, the Company adopted Emerging Issues Task Force (EITF) No. 03-6, "Participating Securities and the Two-Class method under Financial Accounting Standards Board Statement No. 128," which requires the use of the Two-Class method to calculate basic net income per share when a company has convertible participating securities. The presentation of prior years' basic net income per share has been restated to reflect the current year presentation in accordance with the requirements of EITF No. 03-6. See "Notes to Consolidated Financial Statements" for additional information.

(4) Same store sales increases are calculated by comparing year-over-year sales for stores that were open in both years. If a store was not open for the entire year in both years being compared, then the store is not included in the same store analysis. No stores were closed during any of the periods presented. Fiscal 2003 was a 53-week year. No adjustment was made to remove the additional week for comparison purposes. Store sales used to calculate sales increases, above, do not include revenue from leases, subleases, licensing arrangements and finance charges, and therefore, will not agree to total year-over-year sales increases as disclosed in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ARDEN GROUP, INC. AND CONSOLIDATED SUBSIDIARIES

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of Arden Group, Inc. (Company). Certain statements contained in Management's Discussion and Analysis (MD&A), in other parts of this report and in other Company filings are forward-looking statements. These statements discuss, among other things, future sales growth, operating results and financial condition. Forward-looking statements reflect the Company's current plans and expectations regarding important risk factors and are based on information currently available to us.

The Company cautions readers that any forward-looking statements contained in this report or made by the management of the Company involve risks and uncertainties, and are subject to change based on various important factors. The Company does not undertake any obligation to update forward-looking statements. The factors listed below, among others, could affect the Company's financial results and could cause the Company's financial performance to differ materially from the expectations expressed in any forward-looking statement made by or on behalf of the Company:

- the strength of the U.S. economy and, in particular, the economic conditions in Southern California;
- the effects of and changes in fiscal policies and laws, as well as, changes in accounting policies and practices;
- inflation or deflation;
- potential business disruptions from acts of terrorism, national emergencies or natural disasters;
- the impact of fluctuations in the Company's stock price on compensation expense;
- the ability of vendors, including Unified Western Grocers, Inc., to continue providing products and services in a timely manner;
- consolidations in the supermarket industry and competition from other supermarkets and food retailers, some of which are non-union;
- the ability to renew current leases and at favorable rates;
- the ability to locate and obtain suitable locations for growth;
- whether the lease for the Pasadena store is terminated or renewed on different terms;
- the impact on the Century City store of major construction on Santa Monica Boulevard in West Los Angeles, California and at the Century City Shopping Center;
- the amount of future premium increases incurred by the Company in order to maintain current levels of insurance coverage;
- the financial impact of the Company's termination of its guaranteed cost workers' compensation policy and the resulting change to self-insurance with stop-loss coverage for workers' compensation claims;
- the impact of the Company's workers' compensation safety records and claims experience and any changes to the insurance industry's rating process and premium schedules on workers' compensation stop-loss coverage;
- the impact of new workers' compensation legislation;
- the adequacy of self-insurance reserves for reported claims and incurred but not reported claims;
- the impact of uninsured losses;
- the impact of new labor contracts;
- the impact of any violation of environmental laws, regulations or lease provisions;
- the outcome of current and future legal proceedings;
- the retirement of existing senior management;
- the impact of information systems upgrades on operations or financial reporting;
- changes in the Company's health care costs;
- any changes in assumptions or market conditions that could affect management's estimate of future cash flows when evaluating assets for impairment.

Results of Operations

The results of operations for fiscal 2003 and 2004 reflect the pervasive impact of a labor dispute in the Company's trade area that commenced October 11, 2003 and concluded February 29, 2004. The collective bargaining agreement covering the majority of the Company's employees, as well as other participating employers in Southern California, expired on October 5, 2003. On October 11, 2003, the United Food and Commercial Workers (UFCW) declared a strike against Vons and in turn, Albertsons and Ralphs locked out the UFCW employees. On February 29, 2004, the UFCW announced that employees of these three major grocery retailers ratified a new contract thereby ending the labor dispute. Prior to the labor dispute, the Company had agreed with the UFCW to continue operating under a contract extension and to be bound by all modifications regarding trust funds and hourly wage rates as negotiated between the UFCW and the three major grocery retailers. In return, the UFCW agreed not to strike the Company and Gelson's Markets (Gelson's) remained open. In a vote held on March 24-25, 2004, employees of the Company who are members of the UFCW, ratified a new labor contract on terms similar to those reached by the three major grocery retailers. The new labor contract expires in March 2007.

The labor dispute resulted in a temporary shift in consumer shopping patterns and a significant increase in the Company's sales and operating income during the fourth quarter of 2003 and the first quarter of 2004. Since the labor dispute, customers have returned to their previous shopping patterns. However, the Company has successfully retained some of the incremental sales from new shoppers that experienced the Gelson's format and service during the labor dispute.

During the third quarter of 2004, the Company revised the way it classifies income from licensed operations within its supermarkets, subleases, leases and finance charges. The net rental, license and other income is now recorded as a component of sales on the Consolidated Statements of Operations and Comprehensive Income. Previously, the revenue for these items had been classified as a reduction of delivery, selling, general and administrative (DSG&A) expense. Additionally, sales and cost of sales for one licensed department in the Company's stores were recorded on the gross basis rather than reporting the net licensed revenue received. Income from all licensing arrangements, rental income and finance charges represents less than 1% of sales for all periods presented, and therefore is not disclosed separately on the Consolidated Statements of Operations and Comprehensive Income. The Company has revised these amounts as previously reported for each of the periods presented. None of the classification changes has an impact on operating income, net income, net cash flow or any element of the Company's Consolidated Balance Sheets. The Company does not consider the effect of these revisions in classification in 2004 or in prior periods, individually or in the aggregate, to be material.

2004 Compared to 2003

Net income in 2004 increased 36.7% to $22,672,000 compared to $16,581,000 during 2003. Operating income increased 35.8% to $34,579,000 in 2004 compared to $25,458,000 in 2003.

Sales from the Company's 18 supermarkets (all of which are located in Southern California) were $502,898,000 in 2004. This represents a comparable store sales increase, as well as an overall increase of 3.4% over 2003, when sales were $486,378,000. The majority of the sales increase from 2003 to 2004 resulted from the ability to retain some customers from the labor dispute. The Company does not believe that inflation or changing prices contributed significantly to the sales increase. Sales were negatively impacted during the second half of 2004 as the Century City store was closed for three weeks due to construction at the Century City Shopping Center. The store reopened on October 18, 2004.

The Company's gross profit as a percent of sales was 44.8% in 2004 compared to 44.4% in 2003. The Company includes product costs, net of discounts and allowances, and inbound freight charges in cost of goods sold, thereby reducing gross profit by these amounts. Purchasing and receiving costs, inspection costs, internal transfer costs, warehousing costs and other costs of the Company's distribution network are recorded as DSG&A expense. Gross profit as a percent of sales for the Company may not be comparable to those of other companies in the grocery industry since other entities may record purchasing, warehousing and distribution costs in cost of goods sold.

DSG&A expense as a percent of sales was 37.9% in 2004 compared to 39.1% in 2003. The higher costs in 2003 reflect a $5,797,000 charge to pay union health care claims and restore trust fund reserves to the required levels, as well as a $4,311,000 impairment charge related to the Pasadena store. The higher 2003 expense was partially offset by higher average union health and welfare and pension rates per hour in 2004 compared to the prior year, as well as the suspension of UFCW pension plan contributions for two months during 2003. In addition, the Company incurred fees of approximately $884,000 in 2004 in connection with Sarbanes-Oxley Section 404 compliance.

The new collective bargaining agreement ratified by employees of Vons, Ralphs and Albertsons eliminated the health care maintenance of benefits obligation included in the prior agreement. The same agreement was ratified by Gelson's employees. The expired agreement provided that if health care maintenance of benefits is eliminated in a successor collective bargaining agreement, employers are required to contribute an amount sufficient to restore the total cash reserves to an amount equal to the unpaid health care claims liability. The labor dispute resulted in a depletion of funds in the multi-employer health and welfare trust fund. The Company was assessed $5,797,000 to pay union health care claims and restore trust fund reserves to the required levels. This $5,797,000 was reflected as a charge to income in 2003 as noted above.

The Company contributes to several multi-employer union pension and health care plans. Pension and health care payments are determined based on straight-time hours worked and the rate per hour as stipulated in the Company's various collective bargaining agreements. Contributions to the multi-employer pension plan covering a majority of the Company's employees have been periodically suspended and reinstated. The Company recognized union pension expense of $6,064,000 in 2004 compared to $4,787,000 in 2003. The increase in union pension expense was the result of pension plan contributions being suspended for two months in 2003, a rate increase in the union contract and an increase in the hours worked on account of the increased sales volume in 2004. Union health care expense ran $16,977,000 in 2004 compared to $21,019,000 in 2003 which includes the additional $5,797,000 union assessment discussed above.

The Company reviews the carrying values of its property, plant and equipment on a quarterly basis to determine if any of those assets have become impaired. During the fourth quarter of 2003, the Company recorded a $4,311,000 impairment on long-lived assets including leasehold improvements and equipment at its Pasadena store, which opened in September 2001 and is performing below management's expectations. The Company has exercised its right to terminate its lease in the Spring of 2005, but has had discussions with the landlord of the Pasadena store concerning the possibility of renewing the lease on different terms. Termination of the lease by

Gelson's may result in an additional write-off of fixed assets and other costs. As of January 1, 2005, the remaining net book value of fixed assets related to the Pasadena store was $479,000.

In June 2003, in an effort to control substantially increasing workers' compensation rates, the Company terminated its guaranteed cost workers' compensation insurance coverage and purchased a high deductible workers' compensation policy. The Company has stop-loss coverage to limit its exposure on a per claim basis and is insured for covered costs in excess of per claim limits. Self-insurance accruals for losses up to the purchased stop-loss coverage are based on reported claims and an estimate of claims incurred but not reported. No assurance can be given that this change will ultimately result in a reduction in workers' compensation expense or limit future increases. The Company devotes substantial time and commitment to maintaining a safe work environment. The ultimate cost of workers' compensation is highly dependent upon legal and legislative trends, the inflation rate of health care costs and the Company's ability to manage claims. In April 2004, California passed legislation aimed at reforming the workers' compensation insurance system in the state. At this point in time, the Company is unable to predict how this legislation will impact overall costs.

The Company is also primarily self-insured for losses related to general and auto liability claims for up to $250,000 per claim. Accruals are based on reported claims and an estimate of claims incurred but not reported. While the ultimate amount of claims incurred is dependent on future developments, in management's opinion, recorded reserves are adequate to cover the future payment of claims.

The Company carries property, business interruption, fiduciary, directors and officers, crime, earthquake, special event and employee practices liability insurance. Management believes, based on recent and past experience, that current insurance coverage meets the reasonable requirements of the Company.

Stock-based compensation, under the stock appreciation rights (SARs) program, is subject to variable accounting in accordance with Financial Accounting Standards Board Interpretation No. (FIN) 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." For the fiscal year ended January 1, 2005, SARs compensation expense was $3,658,000 compared to $740,000 in fiscal 2003. The increase in compensation expense was primarily due to an increase in the Company's stock price during the fourth quarter and additional vesting of SARs. Assuming the Company's stock price remains at the December 31, 2004 closing price of $98.80, the Company anticipates fiscal 2005 SARs compensation expense of approximately $1,675,000 related to the additional vesting of SARs based on the present method of accruing expense as required by FIN 28. The estimate assumes that no additional SARs are granted and no existing SARs are terminated or exercised. Changes in the Company's stock price, exercise or termination of outstanding SARs or additional grants could cause this estimate to vary. Beginning in the third quarter of 2005, the Company will be subject to the requirements of Statement of Financial Accounting Standards No. (SFAS) 123R (revised 2004), "Share-Based Payment" which may change the amount the Company records for SARs compensation expense.

During 2004, the Company procured approximately 20% of its product through Unified Western Grocers, Inc. (Unified), a grocery cooperative. As a member-patron, the Company is required to provide Unified with certain minimum deposits and credit in order to purchase product from the cooperative. As of January 1, 2005, the Company had approximately $2,321,000 on deposit with Unified. The minimum deposit requirement is satisfied through a combination of cash, credit and ownership of equity shares in Unified. In 2004, the Company recorded approximately $569,000 in patronage dividend income received in the form of Unified equity shares as compared to $169,000 in 2003.

Interest and dividend income was $1,986,000 in 2004 compared to $1,768,000 for 2003 primarily due to increased cash levels in 2004. The Company expects that future interest and dividend income will be substantially lower in fiscal 2005 as a result of the special dividend paid on December 16, 2004 which reduced funds available for investment.

Other income includes gains realized on investments of $1,787,000 and $950,000 in 2004 and 2003, respectively.

SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," requires that unrealized holding gains and losses from available-for-sale securities be included as a component of stockholders' equity. Unrealized losses on investments were $247,000 (net of income tax benefit of $169,000) in 2004 compared to unrealized gains of $114,000 (net of income tax expense of $78,000) in 2003.

A major road improvement project which has been under construction along Santa Monica Boulevard in West Los Angeles, California since March 2003, is presently estimated to be completed in March 2006. At times during the project, construction has, and will continue to occur directly in front of, or very close to, the Century City Shopping Center where Gelson's has its Century City store. It can be expected that the sales of the Century City store will continue to be negatively impacted during the period when the construction is at or near the Century City Shopping Center, but that access to the shopping center is expected to improve once the roadway project has been completed. In addition, the landlord of the Century City Shopping Center has commenced a major construction project which will result in the relocation of the movie theaters, food court and other tenants to newly constructed areas immediately adjacent to the Gelson's store. Construction in the shopping center began in March 2004. The Company does not know how long this project will take. The project plans also include the expansion of the Gelson's store. In addition, the Company plans to remodel the store during the construction period. Sales at the Century City store have been, and the Company expects will continue to be, negatively affected during this construction. The store was closed for a three-week period beginning September 27, 2004 as construction took place immediately above the store. Since the store reopened on October 18, 2004, sales have returned to levels consistent with those immediately preceding the closure; however, they continue to be negatively impacted by the construction at the Center and on Santa Monica Boulevard. It is not presently anticipated that any future store closures will be required. The Company also expects that the parking in the Century City Shopping Center for Gelson's customers will be adversely affected by the relocation of the theaters, food court and other tenants to the immediate vicinity of the Gelson's store. However, it also anticipates that the relocation will increase foot traffic in the vicinity of the store which, along with the expanded facilities and services within the store, could increase customer count.

2003 Compared to 2002

Net income in 2003 increased 19.0% to $16,581,000 compared to $13,932,000 during 2002 reflecting the benefit of higher fourth quarter sales attributable primarily to the labor dispute in the Company's trade area and an additional week in the 2003 fiscal year. Operating income increased 17.6% to $25,458,000 in 2003 compared to $21,644,000 in 2002.

Sales from the Company's 18 supermarkets (all of which are located in Southern California) were $486,378,000 in 2003. This represents a total and comparable store sales increase of 22.1% over 2002 sales of $398,231,000. For the first thirty-nine weeks of 2003, prior to the labor dispute, same stores sales increased 2.0% over the same period of 2002. This increase resulted primarily from changing prices and product mix. The Company does not believe that inflation contributed significantly to the sales increase. During the first quarter of 2003, the Silverlake/Los Feliz Mayfair store was converted to the Gelson's name and format as part of a major remodel. Sales at the store were negatively affected during a ten-day closure. However, on a third quarter year-to-date basis, the Silverlake/Los Feliz store experienced a 0.3% sales increase as the loss of revenue during the ten-day closure was offset by increased sales at the store after completion of the remodel. Fourth quarter 2004 sales increased significantly over the same period of 2003 as a result of the labor dispute.

The Company's gross profit as a percent of sales was 44.4% in 2003 and 2002. The Company includes product costs, net of discounts and allowances, and inbound freight charges in cost of goods sold, thereby reducing gross profit by these amounts. Purchasing and receiving costs, inspection costs, internal transfer costs, warehousing costs and other costs of the Company's distribution network are recorded as DSG&A expense. Gross profit as a percent of sales for the Company may not be comparable to those of other companies in the grocery industry since other entities may record purchasing, warehousing and distribution costs in cost of goods sold.

DSG&A expense as a percent of sales was 39.1% in 2003 compared to 38.9% in 2002. During the labor dispute, the Company achieved significant economies of scale from incremental sales. These economies were offset in 2003 by the $4,311,000 Pasadena impairment charge and by the $5,797,000 in health care contributions arising from the labor dispute as previously discussed. In addition, multi-employer union health care and pension plan contributions were higher in 2003 compared to 2002. The Company recognized union health care expense of $21,019,000 in 2003, which includes the $5,797,000 noted above, compared to $11,927,000 in 2002. Union pension expense in 2003 ran $4,787,000 compared to $3,086,000 in 2002.

The Company contributes to several multi-employer union pension plans. Contributions to the union pension plan covering the majority of the Company's employees have been periodically suspended and reinstated in recent years. Pension plan contributions were suspended for two months in 2003 and six months in 2002. Pension payments are dependent upon straight-time hours worked and the required rate of contribution.

For a discussion of workers' compensation, general and auto liability and other types of insurance coverage, see MD&A "2004 Compared to 2003" presented above.

Stock-based compensation, under the SARs program, is subject to variable accounting in accordance with FIN 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." For the fiscal year ended January 3, 2004, SARs compensation expense was $740,000 compared to $481,000 in fiscal 2002.

During 2003, the Company procured approximately 21% of its product through Unified, a grocery cooperative. As a member-patron, the Company is required to provide Unified with certain minimum deposits and credit in order to purchase product from the cooperative. As of January 3, 2004, the Company had approximately $2,223,000 on deposit with Unified. The minimum deposit requirement is satisfied through a combination of cash, credit and ownership of equity shares in Unified. In 2003, the Company recorded $169,000 in patronage dividend income received in the form of Unified equity shares.

Interest and dividend income was $1,768,000 in 2003 compared to $1,867,000 for 2002 primarily due to lower interest rates in 2003 partially offset by higher levels of investments.

Interest expense decreased to $272,000 in 2003 from $321,000 in 2002 primarily due to the termination of a capital lease obligation in June 2002.

Other income includes gains realized on investments of $950,000 and $98,000, in 2003 and 2002, respectively.

Unrealized gains on investments were $114,000 (net of income tax expense of $78,000) in 2003 compared to unrealized gains of $885,000 (net of income tax expense of $608,000) in 2002.

During 2003, the Company repurchased and retired 4,942 shares of Class A Common Stock (Class A) for an aggregate purchase price of approximately $296,000.

Liquidity and Capital Resources

The Company's current cash position, including investments, and net cash provided by operating activities are the primary sources of funds available to meet the Company's capital expenditure and liquidity requirements. The Company's cash position, including investments, at January 1, 2005 was $34,741,000. Cash not required for the immediate needs of the Company is temporarily invested in commercial paper and marketable securities. Currently, all temporary investments are highly liquid. The Company is continually investigating opportunities for the use of these funds including new locations and the expansion and remodel of existing stores.

The Company also has two revolving lines of credit totaling $15,000,000 available for standby letters of credit, funding operations and expansion. There were no outstanding borrowings against either of the revolving lines as of January 1, 2005. The Company currently maintains four standby letters of credit aggregating $10,844,000 pursuant to the Company's general liability and workers' compensation self-insurance programs. The standby letters of credit reduce the available borrowings under its revolving lines.

The Company's working capital was $23,883,000 at January 1, 2005 compared to $75,185,000 at January 3, 2004. The decrease in working capital resulted from the payment of a special dividend totaling approximately $67,665,000 on December 16, 2004. Net cash provided by operating activities of $10,608,000 partially offset the decline in working capital during 2004. Cash flows from operating activities resulted primarily from net income plus non-cash expenses and changes in working capital.

Net cash used in investing activities was $3,254,000 in 2004. Investing activities included primarily the purchase and sale of investments which resulted in a net cash inflow of $9,333,000 offset by capital expenditures of $12,641,000. Net cash used in financing activities was $70,288,000 in 2004. Financing activities included primarily cash dividend payments of $70,100,000 and principal payments of $246,000 on capital lease obligations.

The Company's total liabilities to equity ratio increased to .83 at January 1, 2005 from .63 at January 3, 2004 reflecting the payment of the special dividend in 2004 partially offset by a reduction in current liabilities since the conclusion of the labor dispute.

Current liabilities decreased $19,513,000 during the year ended January 1, 2005 primarily due to the settlement of the labor dispute on February 29, 2004. Income taxes payable, accounts payable and accrued union pension and health care costs decreased by $11,434,000, $5,237,000 and $6,260,000, respectively. The Company recorded additional income taxes payable at the end of fiscal 2003 as a result of the increase in earnings that the Company achieved during the labor dispute. These taxes were remitted to the appropriate taxing authorities during the first quarter of 2004. Accounts payable decreased significantly after the conclusion of the labor dispute as customers returned to their previous shopping patterns and the Company's product orders decreased. The labor dispute also resulted in a depletion of funds in the multi-employer health and welfare trust fund maintained for the benefit of UFCW employees. As a result, the Company was assessed approximately $5,797,000 to pay union health care claims and restore trust fund reserves to the required levels. This assessment was accrued at the end of fiscal 2003 and paid during the first quarter of 2004.

The following table sets forth the Company's contractual cash obligations and commercial commitments as of January 1, 2005:

Contractual Cash Obligations

(In Thousands)	*Total*	*Less Than 1 Year*	*1-3 Years*	*4-5 Years*	*After 5 Years*
7% Subordinated Income Debentures Due September 2014 Including Interest	$ 2,088	$ 86	$ 172	$ 172	$ 1,658
Capital Lease Obligations Including Interest	940	347	593		
Operating Leases	115,718	7,537	16,230	15,418	76,533
Total Contractual Cash Obligations (1)	$118,746	$ 7,970	$ 16,995	$15,590	$78,191

Other Commercial Commitments

(In Thousands)	*Total*	*Less Than 1 Year*	*1-3 Years*	*4-5 Years*	*After 5 Years*
Standby Letters of Credit (2)	$ 10,844	$ 10,844			

(1) Other Contractual Cash Obligations

The Company had the following other contractual cash obligations at January 1, 2005. The Company is unable to include these liabilities in the tabular disclosure of contractual cash obligations as the exact timing and amount of payments is unknown.

Self-Insurance Reserves

The Company is primarily self-insured for losses related to workers' compensation and general and auto liability claims. The Company maintains stop-loss coverage to limit its loss exposure on a per claim basis. Liabilities associated with the risks that are retained by the Company are estimated, in part, by considering historical claims experience and regression analysis. Accruals are based on reported claims and an estimate of claims incurred but not reported. While the ultimate amount of claims incurred are dependent on future developments, in management's opinion, recorded reserves are adequate to cover the future payment of claims. The Company's liability reserve for unpaid and incurred but not reported claims at January 1, 2005 was approximately $6,868,000.

Employment Agreement

The Company has an employment agreement with a key executive officer that provides for annual retirement compensation equal to 25% of his average base salary and bonus earned in the last three years prior to his retirement. The Company had accrued $2,402,000 under the terms of the employment agreement as of January 1, 2005.

Property, Plant and Equipment Purchases

As of January 1, 2005, management had authorized expenditures on incomplete projects for the purchase of property, plant and equipment which totaled approximately $2,086,000. The Company has an ongoing program to remodel existing supermarkets and to add new stores. During 2004, total capital expenditures were $12,641,000.

(2) Standby Letters of Credit

All of the Company's letters of credit renew automatically each year unless the issuer notifies the Company otherwise. The amount of each letter of credit will be adjusted annually based upon the outstanding claim reserves as of the renewal date. Each letter of credit obligation will cease when all claims for the particular policy year are closed or the Company negotiates a release.

In April 2003, the Company announced a stock repurchase program, authorized by the Board of Directors, to purchase from time to time up to 100,000 shares of its Class A in the open market or in private transactions. The timing, volume and price of purchases are at the discretion of the management of the Company. During 2003, the Company purchased and retired 4,942 shares of its Class A for an aggregate purchase price of approximately $296,000. No shares were purchased during the year ended January 1, 2005.

During 2004, the Company paid quarterly dividends of 25 cents per share of Class A and 22.5 cents per share of Class B Common Stock (Class B), aggregating approximately $3,280,000. On October 25, 2004, the Company's Board of Directors declared a special dividend of $20 per share on its Class A and $18 per share on its Class B. The dividend aggregating $67,665,000 was paid on December 16, 2004 to holders of record on November 15, 2004.

As of October 25, 2004, the dividend declaration date of the special dividend, Bernard Briskin, Chairman of the Board and Chief Executive Officer of the Company, was the beneficial owner of 1,362,496 shares of the Company's Class B (a portion of which was beneficially owned with his spouse), representing over 99% of the then outstanding Class B of the Company. On November 10, 2004, Mr. Briskin and his spouse elected to convert shares of Class B owned by them into an equal number of the Company's Class A shares. The conversion of these shares triggered the automatic and simultaneous conversion of all remaining Class B shares as provided under the Company's Restated Certificate of Incorporation. As a result, all owners of the Company's Class B became owners of Class A prior to the special dividend record date and were entitled to receive the dividend payable on Class A issued upon such conversion. The aggregate amount of the special dividend was approximately $67,665,000 taking into account the conversion of all Class B shares prior to the dividend record date.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions about future events that may affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Management has established accounting policies that they believe are appropriate in order to reflect the accurate reporting of the Company's operating results, financial position and cash flows. The Company applies these accounting policies in a consistent manner. Management bases their estimates on historical experience, current and expected economic conditions and various other factors that management believes to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company reevaluates these significant factors and makes adjustments where facts and circumstances dictate. Future events and their effects cannot be determined with absolute certainty, and therefore actual results may differ from estimates.

Management believes that the following accounting policies are the most critical in the preparation of the Company's financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain.

Investments

Investments are accounted for under the provisions of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity and equity securities are classified as available-for-sale investments and any unrealized gains and losses are included as a separate component of stockholders' equity.

The Company reviews its investment portfolio on a quarterly basis to determine if market declines below book value may be other than temporary. Any decline that is determined to be other than temporary is recorded as a loss on the Consolidated Statements of Operations and Comprehensive Income in accordance with EITF No. 03-1, "The Meaning of Other Than Temporary Impairment and its Application to Certain Issues."

Inventories

Supermarket nonperishable inventories are stated at the lower of cost or market, with cost determined using the last-in, first-out (LIFO) method. Perishable inventories are valued at the lower of cost on a first-in, first-out (FIFO) method or market.

Inventory reserves are maintained for dry goods at historical run rates that are adjusted annually, and trued up at each physical count (three times per year) to ensure adequacy of the reserve. Inventories of perishable items are taken at the end of every month, and balances are adjusted accordingly and flowed through cost of sales.

Impairment of Long-Lived Assets

The Company monitors the carrying value of long-lived assets for potential impairment each quarter whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Impairment is recognized when estimated future cash flows (undiscounted and before interest charges) are less than carrying value. The estimation of expected future net cash flows is inherently uncertain and relies on assumptions regarding current and future economic and market conditions and the availability of capital. If impairment analysis assumptions change, then an adjustment to the carrying value of the Company's long-lived assets could occur. To the extent that an asset is impaired, the excess of the carrying amount of the asset over its estimated fair value is charged against earnings.

Workers' Compensation and General and Auto Liability Insurance

The Company is primarily self-insured for losses related to workers' compensation and general and auto liability claims. The Company purchases stop-loss coverage to limit its loss exposure on a per claim basis. Accruals are based on reported claims and an estimate of claims incurred but not reported. While the ultimate amount of claims incurred are dependent on future developments, in management's opinion recorded reserves are adequate to cover the future payment of claims.

Revenue Recognition

The Company recognizes revenue at the time of sale. Discounts given to customers are recorded at the point of sale as a reduction of revenues. The Company maintains a bad debt allowance for receivables from vendors and Gelson's credit card sales. Valuation reserves are adjusted periodically based on historical recovery rates. The Company records income from licensing arrangements, subleases, leases and finance charges as they are earned.

Merchandise Costs

Cost of goods sold and inventory includes product costs, net of discounts and allowances, and inbound freight charges. Purchasing and receiving costs, inspection costs, internal transfer costs, warehousing costs and other costs of the Company's distribution network are recorded as DSG&A expense. Warehousing and transportation costs include labor, building rent, utilities, depreciation, repairs and maintenance and fuel for the Company's distribution center and distribution system.

Vendor Allowances

Promotional and rebate allowances make up the majority of all allowances. With promotional allowances, vendors pay the Company to promote their product. The promotion may be a temporary price reduction, a feature in a print advertisement or newsletter, or placement of the vendor's product in a preferred location in a store. The promotions are typically two to three weeks long and are recognized when the commitment has been fulfilled. Promotional and vendor rebate allowances are recorded as a reduction of cost of goods sold except advertising reimbursements which are recorded as a reduction of advertising expense which is included in DSG&A expense. The Company also receives other allowances which are recognized as a reduction of cost of goods sold when they are earned.

Occasionally, the Company receives rebate allowances in the form of upfront lump-sum payments from vendors. Under the terms of these long-term agreements, the Company earns the rebates as it purchases product from the vendor. The upfront payments are recorded as a liability when they are received and are recorded as a reduction of inventory cost as the product is purchased. In the event that the Company does not purchase the amount of product specified in the agreement, the upfront payments must be returned on a pro rata basis to the vendor. If the contract does not specify that the rebate is earned as product is purchased, then the upfront payments are recorded as a liability when received and recognized as a reduction of cost of goods sold on a pro rata basis as the product is sold.

Stock Options and Stock Appreciation Rights

The Company accounts for its Non-Officer and Non-Director Stock Option Plan (Stock Option Plan) using the Intrinsic Value Based method prescribed in Accounting Principles Board Opinion No. (APB) 25, "Accounting for Stock Issued to Employees." Under this method, no compensation cost was recognized in the Company's Consolidated Statements of Operations and Comprehensive Income for fiscal years 2004, 2003 or 2002. SFAS 123, "Accounting for Stock-Based Compensation," (as amended by SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure") encourages adoption of a Fair Value Based method for valuing the cost of stock-based compensation. However, it allows companies to use the Intrinsic Value Based method prescribed by APB 25 and disclose pro forma net earnings and earnings per share in accordance with SFAS 123.

Stock-based compensation under the SARs program is subject to variable accounting in accordance with FIN 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." As a result, changes in the market price of the Company's Class A impacts compensation expense.

Effective beginning the third quarter of 2005, the Company will account for the Stock Option Plan and the SARs program in accordance with SFAS 123R as discussed below.

Recent Accounting Standards

In March 2004, the EITF amended and ratified previous consensus on EITF No. 03-1, "The Meaning of Other Than Temporary Impairment and its Application to Certain Issues." EITF No. 03-1 establishes guidance to be used in determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. The effective date was originally the Company's third quarter of 2004. In September 2004, the Financial Accounting Standards Board (FASB) issued EITF No. 03-1-1, "Effective Date of Paragraphs 10-20 of EITF 03-1," to delay the effective date pending further discussions by the EITF. During the period of delay, the Company will continue to apply applicable pronouncements to determine any other than temporary impairments of its investments.

In June 2004, the EITF issued EITF No. 03-6, "Participating Securities and the Two-Class method under Financial Accounting Standards Board Statement No. 128," which requires the use of the Two-Class method to calculate basic net income per share when a company has convertible participating securities. EITF No. 03-6 was effective for the Company's second quarter of 2004. Adoption of the provisions of EITF No. 03-6 resulted in separate net income per share disclosures for the Company's Class A and B.

In November 2003, the EITF reached a consensus on Issue No. 03-10, "Application of EITF 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers." EITF No. 03-10 addresses the accounting for manufacturer sales incentives offered directly to consumers, including manufacturer coupons. EITF No. 03-10 was effective for the Company's first quarter of 2004. Adoption of the provisions of EITF No. 03-10 did not have an impact on the Company's consolidated financial statements.

In November 2004, the FASB issued SFAS 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4." SFAS 151 clarifies that inventory costs that are "abnormal" are required to be charged to expense as incurred as opposed to being capitalized into inventory as a product cost. SFAS 151 provides examples of "abnormal" costs including costs of idle facilities, excess freight and handling costs and spoilage. SFAS 151 is effective for the Company's fiscal year beginning January 1, 2006. Adoption of this standard will not have an impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS 123R (revised 2004), "Share-Based Payment," which will be effective in the third quarter of fiscal 2005. This statement will eliminate the ability to account for share-based compensation transactions using APB 25, "Accounting for Stock Issued to Employees," and will require instead that compensation expense be recognized based on the fair value on the date of the grant. Additional footnote disclosures will be required. The Company is in the process of evaluating the impact on the Company's consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risks

T The Company currently has no outstanding bank debt or fixture financing. If the Company should obtain financing or draw on its existing lines of credit, which bear interest at the bank's reference rate or the bank's adjusted London Interbank Offer Rate (LIBOR) plus an index up to 1.2%, the Company could then be exposed to market risk related to interest fluctuations.

A change in market prices exposes the Company to market risk related to its investments. As of January 1, 2005, all investments were classified as available-for-sale securities and totaled $26,078,000. A hypothetical 10% drop in the market value of these investments would result in a $2,608,000 unrealized loss and a corresponding decrease in the fair value of these instruments. This hypothetical drop would not affect cash flow and would not have an impact on earnings until the Company sold the investments.

CONSOLIDATED BALANCE SHEETS

ARDEN GROUP, INC. AND CONSOLIDATED SUBSIDIARIES

(In Thousands, Except Share and Per Share Data)	*January 1, 2005*	*January 3, 2004*
Assets		
Current assets:		
Cash and cash equivalents	$ 8,663	$ 71,597
Investments	26,078	33,844
Accounts and notes receivable, net of allowance for doubtful accounts of $181 and $180 as of January 1, 2005 and January 3, 2004, respectively	6,033	6,761
Inventories, net	18,765	16,997
Deferred income taxes	3,647	5,038
Other current assets	2,019	1,783
Total current assets	65,205	136,020
Property held for resale	51	51
Property, plant and equipment, net	51,211	45,637
Deferred income taxes	2,683	1,972
Other assets	2,985	3,292
Total assets	$ 122,135	$ 186,972
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable, trade	$ 17,560	$ 22,797
Federal and state income taxes payable	408	11,842
Current portion of long-term debt	273	245
Other current liabilities	23,081	25,951
Total current liabilities	41,322	60,835
Long-term debt	1,764	2,038
Deferred rent	4,872	4,473
Other liabilities	7,601	4,626
Total liabilities	55,559	71,972
Commitments and contingent liabilities (Note 16)		
Stockholders' equity:		
Common Stock, Class A, $.25 par value; authorized 10,000,000 shares; 4,740,452 and 3,374,868 shares issued and outstanding as of January 1, 2005 and January 3, 2004, respectively, including 1,357,200 treasury shares	1,185	844
Common Stock, Class B, $.25 par value; convertible participating; authorized 1,500,000 shares; 0 and 1,363,584 shares issued and outstanding as of January 1, 2005 and January 3, 2004, respectively		341
Capital surplus	5,643	5,547
Unrealized gain on investments	99	346
Retained earnings	63,402	111,675
	70,329	118,753
Treasury stock, 1,357,200 shares at cost	(3,753)	(3,753)
Total stockholders' equity	66,576	115,000
Total liabilities and stockholders' equity	$ 122,135	$ 186,972

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

ARDEN GROUP, INC. AND CONSOLIDATED SUBSIDIARIES

(In Thousands, Except Share and Per Share Data)	*2004*	*2003*	*2002*
Sales	$ 502,898	$ 486,378	$ 398,231
Cost of sales	277,485	270,658	221,506
Gross profit	225,413	215,720	176,725
Delivery, selling, general and administrative expenses	190,834	190,262	155,081
Operating income	34,579	25,458	21,644
Interest and dividend income	1,986	1,768	1,867
Other income (expense), net	1,787	950	98
Interest expense	(182)	(272)	(321)
Income before income taxes	38,170	27,904	23,288
Income tax provision	15,498	11,323	9,356
Net income	$ 22,672	$ 16,581	$ 13,932
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) from available-for-sale securities:			
Unrealized holding gain (loss) arising during the period	(161)	568	732
Reclassification adjustment for realized (gain) loss included in net income	(86)	(454)	153
Net unrealized gain (loss), net of income tax expense (benefit) of ($169) for 2004, $78 for 2003 and $608 for 2002	(247)	114	885
Comprehensive income	$ 22,425	$ 16,695	$ 14,817
Net income per common share:			
Basic – Class A Common Stock	$ 7.00	$ 5.11	$ 4.33
Basic – Class B Common Stock	$ 6.13	$ 4.60	$ 3.90
Diluted	$ 6.70	$ 4.90	$ 4.14
Weighted average common shares outstanding:			
Basic – Class A Common Stock	2,217,675	2,015,859	1,991,230
Basic – Class B Common Stock	1,164,977	1,363,584	1,363,790
Diluted	3,382,652	3,380,524	3,365,961

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Arden Group, Inc. and Consolidated Subsidiaries

(In Thousands, Except Share Data)	*2004*	*2003*	*2002*
Common Stock, Class A:			
Balance, beginning of year	$ 844	$ 839	$ 835
Purchase and retirement of common stock (4,942 shares in 2003)		(1)	
Shares issued under Stock Option Plan (2,000, 23,875 and 14,750 shares in 2004, 2003 and 2002, respectively)		6	4
Conversion of Class B to Class A	341		
Balance, end of year	1,185	844	839
Common Stock, Class B:			
Balance, beginning of year	341	341	341
Conversion of Class B to Class A	(341)		
Balance, end of year	0	341	341
Capital surplus:			
Balance, beginning of year	5,547	4,362	3,680
Purchase and retirement of common stock		(5)	
Shares issued under Stock Option Plan	96	1,190	682
Balance, end of year	5,643	5,547	4,362
Notes receivable from officer/director:			
Balance, beginning of year	0	0	(135)
Principal received			135
Balance, end of year	0	0	0
Unrealized gain (loss) on investments:			
Balance, beginning of year	346	232	(653)
Net unrealized gain (loss)	(247)	114	885
Balance, end of year	99	346	232
Retained earnings:			
Balance, beginning of year	111,675	97,006	83,074
Net income	22,672	16,581	13,932
Dividends declared to common stockholders	(70,945)	(1,622)	
Purchase and retirement of common stock		(290)	
Balance, end of year	63,402	111,675	97,006
Stockholders' equity before treasury stock	70,329	118,753	102,780
Treasury stock, at cost	(3,753)	(3,753)	(3,753)
Total stockholders' equity	$ 66,576	$ 115,000	$ 99,027

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

ARDEN GROUP, INC. AND CONSOLIDATED SUBSIDIARIES

(In Thousands)	*2004*	*2003*	*2002*
Cash flows from operating activities:			
Cash received from customers	$ 503,553	$ 488,562	$ 402,847
Cash paid to suppliers and employees	(468,528)	(430,982)	(369,881)
Interest and dividends received	1,813	1,472	1,604
Interest paid	(184)	(258)	(331)
Income taxes paid	(26,046)	(6,244)	(8,706)
Net cash provided by operating activities	10,608	52,550	25,533
Cash flows from investing activities:			
Capital expenditures	(12,641)	(5,752)	(4,023)
Purchases of investments	(15,737)	(11,836)	(21,667)
Sales of investments	25,070	6,828	14,686
Proceeds from the sale of property, plant and equipment	54	99	68
Net cash used in investing activities	(3,254)	(10,661)	(10,936)
Cash flows from financing activities:			
Purchase and retirement of Company stock		(296)	
Principal payments under capital lease obligations	(246)	(220)	(250)
Loan payments received from officer/director			135
Proceeds from exercise of stock options	58	874	576
Cash dividends paid	(70,100)	(811)	
Net cash provided by (used in) financing activities	(70,288)	(453)	461
Net increase (decrease) in cash and cash equivalents	(62,934)	41,436	15,058
Cash and cash equivalents at beginning of year	71,597	30,161	15,103
Cash and cash equivalents at end of year	$ 8,663	$ 71,597	$ 30,161

The accompanying notes are an integral part of these consolidated financial statements.

	2004	2003	2002
Reconciliation of Net Income to Net Cash Provided by Operating Activities:			
Net income	$ 22,672	$ 16,581	$ 13,932
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	6,990	8,126	8,139
Provision for losses on accounts and notes receivable	15		(20)
Provision for deferred income taxes	849	(5,022)	(698)
Loss on impairment of long-lived assets		4,311	
Net loss (gain) from the disposal of property, plant and equipment	23	33	(19)
Realized gain on investments, net	(1,787)	(950)	(98)
Amortization of discount on investments	(196)	(128)	(143)
Tax benefit of stock option transactions	38	232	110
Stock compensation expense		90	
Changes in assets and liabilities net of effects from noncash investing and financing activities:			
(Increase) decrease in assets:			
Accounts and notes receivable	713	(1,217)	1,450
Inventories	(1,768)	(2,455)	206
Other current assets	(236)	690	1,071
Other assets	307	822	178
Increase (decrease) in liabilities:			
Accounts payable and other accrued expenses	(20,386)	28,605	572
Deferred rent	399	691	724
Other liabilities	2,975	2,141	129
Net cash provided by operating activities	$ 10,608	$ 52,550	$ 25,533

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Basis of Presentation and Business Description

The consolidated financial statements of Arden Group, Inc. (Company) include the accounts of the Company and its direct and indirect subsidiaries. All intercompany accounts and transactions are eliminated in consolidation. The Company operates 18 supermarkets in Southern California.

Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current period financial statement presentation, including reclassifying $5,038,000 of current deferred tax assets that were previously reported as long-term assets at January 3, 2004.

Fiscal Year

The Company operates on a fiscal year ending on the Saturday closest to December 31. Fiscal years for the consolidated financial statements included herein ended on January 1, 2005 (52 weeks), January 3, 2004 (53 weeks) and December 28, 2002 (52 weeks).

The following is a summary of significant accounting policies followed in the preparation of these consolidated financial statements.

Cash and Cash Equivalents

The Consolidated Statements of Cash Flows classify changes in cash and cash equivalents (short-term, highly liquid investments readily convertible into cash with an original maturity at date of purchase of three months or less) according to operating, investing or financing activities. At times, cash balances held at financial institutions are in excess of federally insured limits. The Company places its temporary cash investments with high credit, quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company believes no significant concentration of credit risk exists with respect to these cash investments.

Investments

The Company invests in marketable securities including mutual funds and debt and equity securities. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. The Company reviews its investment portfolio on a quarterly basis to determine if market declines below book value may be other than temporary. Any decline that is determined to be other than temporary is recorded as a loss on the Consolidated Statements of Operations and Comprehensive Income in accordance with Emerging Issues Task Force (EITF) No. 03-1, "The Meaning of Other Than Temporary Impairment and its Application to Certain Issues." All marketable securities are defined as available-for-sale investments under the provisions of Statement of Financial Accounting Standards No. (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities."

Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity and equity securities are classified as available-for-sale. Investments are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. The cost of investments sold is determined based on the Specific Identification method.

In January 2001, the Company invested $2,500,000 in a limited partnership that invests primarily in publicly traded, high yield bonds. This investment was sold in May 2004. The holding represented less than a 3% interest and the Company did not have the ability to exercise significant influence over the operating and financial policies of the partnership. Consequently, the investment was accounted for under the cost method. A gain of approximately $1,570,000 was recognized in 2004 equal to the difference between the sales price and the original cost and is included in other income (expense) on the Consolidated Statements of Operations and Comprehensive Income.

Accounts and Notes Receivable

The Company monitors vendor receivables and extensions of credit on an ongoing basis and has not experienced significant losses related to its receivables. At January 1, 2005, the Company did not have significant credit risk concentrations. No single group or customer represented greater than 2% of total accounts and notes receivable. Issuance costs related to Gelson's Markets (Gelson's) charge cards are not significant and are expensed as incurred.

Inventories

Supermarket nonperishable inventories are stated at the lower of cost or market, with cost determined using the last-in, first-out (LIFO) method. Perishable inventories are valued at the lower of cost on a first-in, first-out (FIFO) method or market.

Inventory reserves are maintained for dry goods at historical run rates that are adjusted annually and trued up at each physical count (three times per year) to ensure adequacy of the reserve. Inventories of perishable items are taken at the end of every month, and balances are adjusted accordingly and flowed through cost of sales.

Property Held for Resale

It is the Company's policy to hold for sale property considered by management as excess and no longer necessary for the operations of the Company. The aggregate carrying values of such owned property is periodically reviewed for impairment and adjusted when appropriate.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of individual assets or classes of assets as follows:

Buildings and improvements	5 to 15 years
Store fixtures and office equipment	3 to 8 years
Transportation equipment	2 to 5 years
Machinery and equipment	3 to 10 years

Improvements to leased properties are amortized over their estimated useful lives or lease period, whichever is shorter. Leasehold interests are amortized over the initial lease term.

Leased property meeting certain capital lease criteria is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the shorter of the estimated useful life or the initial lease term.

Normal repairs and maintenance are expensed as incurred. Expenditures which materially increase values, change capacities or extend useful lives are capitalized. Replacements are capitalized and the property, plant and equipment accounts are relieved of the items being replaced. The related costs and accumulated depreciation of disposed assets are eliminated and any gain or loss on disposition is included in delivery, selling, general and administrative (DSG&A) expense on the Consolidated Statements of Operations and Comprehensive Income.

Impairment of Long-Lived Assets

The Company monitors the carrying value of long-lived assets for potential impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Impairment is recognized when estimated future cash flows (undiscounted and before interest charges) are less than carrying value. The estimation of expected future net cash flows is inherently uncertain and relies on assumptions regarding current and future economic and market conditions and the availability of capital. If impairment analysis assumptions change, then an adjustment to the carrying value of the Company's long-lived assets could occur. To the extent that an asset is impaired, the excess of the carrying amount of the asset over its estimated fair value is charged against earnings.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values because of the short-term maturity of these instruments. The fair value of long-term debt closely approximates its carrying value. The Company uses quoted market prices, when available, or discounted cash flows to calculate these fair values.

Workers' Compensation and General and Auto Liability Costs

In June 2003, the Company terminated its guaranteed cost workers' compensation policy and purchased a high deductible workers' compensation policy. Accordingly, the Company is primarily self-insured for losses related to workers' compensation, as well as general and auto liability claims. The Company maintains stop-loss coverage to limit its loss exposure on a per claim basis. Accruals are based on reported claims and an estimate of claims incurred but not reported. The Company's liability reserve for unpaid and incurred but not reported claims at January 1, 2005 and January 3, 2004 was approximately $6,868,000 and $3,763,000, respectively. While the ultimate amount of claims incurred are dependent on future developments, in management's opinion, recorded reserves are adequate to cover the future payment of claims.

Revenue Recognition

The Company recognizes revenue at the time of sale. Discounts given to customers are recorded at the point of sale as a reduction of revenues. The Company maintains a bad debt allowance for receivables from vendors and Gelson's credit card sales. Valuation reserves are adjusted periodically based on historical recovery rates. The Company records income from licensing arrangements, subleases, leases and finance charges as they are earned.

During the third quarter of 2004, the Company revised the way it classifies income from licensed operations within its supermarkets, subleases, leases and finance charges. The net rental, license and other income is now recorded as a component of sales on the Consolidated Statements of Operations and Comprehensive Income.

Previously, the revenue for these items had been classified as a reduction to DSG&A expense. Additionally, sales and cost of sales for one licensed department in the Company's stores were recorded on the gross basis rather than reporting the net licensed revenue received. Income from all licensing arrangements, rental income and finance charges represents less than 1% of sales for all periods presented, and therefore is not disclosed separately on the Consolidated Statements of Operations and Comprehensive Income.

The Company has revised amounts previously reported for the years presented to conform to the revised classification. None of the classification changes has an impact on operating income, net income, net cash flow or any element of the Company's Consolidated Balance Sheets for all periods presented. The Company does not consider the effect of these revisions in classifications in 2004 or in prior periods, individually or in the aggregate, to be material.

Merchandise Costs

Cost of goods sold and inventory includes product costs, net of discounts and allowances, and inbound freight charges. Purchasing and receiving costs, inspection costs, internal transfer costs, warehousing costs and other costs of the Company's distribution network are recorded as DSG&A expense. These costs totaled approximately $6,203,000, $6,211,000 and $5,266,000 for 2004, 2003 and 2002, respectively. Warehousing and transportation costs include labor, building rent, utilities, depreciation, repairs and maintenance and fuel for the Company's distribution center and distribution system.

Vendor Allowances

Promotional and rebate allowances make up the majority of all allowances. With promotional allowances, vendors pay the Company to promote their product. The promotion may be a temporary price reduction, a feature in a print advertisement or newsletter, or placement of the vendor's product in a preferred location in a store. The promotions are typically two to three weeks long and are recognized when the commitment has been fulfilled. Promotional and vendor rebate allowances are recorded as a reduction of cost of goods sold except advertising reimbursements which are recorded as a reduction of advertising expense which is included in DSG&A expense. The Company also receives other allowances which are recognized as a reduction of cost of goods sold when they are earned.

Occasionally, the Company receives rebate allowances in the form of upfront lump-sum payments from vendors. Under the terms of these long-term agreements, the Company earns the rebates as it purchases product from the vendor. The upfront payments are recorded as a liability when they are received and are recorded as a reduction of inventory cost as the product is purchased. In the event that the Company does not purchase the amount of product specified in the agreement, the upfront payments must be returned on a pro rata basis to the vendor. If the contract does not specify that the rebate is earned as product is purchased, then the upfront payments are recorded as a liability when received and recognized as a reduction of cost of goods sold on a pro rata basis as the product is sold.

Stock Options and Stock Appreciation Rights

As allowed by SFAS 123, "Accounting for Stock-Based Compensation" (as amended by SFAS 148, "Accounting for Stock-Based Compensation Transition and Disclosure"), the Company follows the disclosure requirements of SFAS 123, but continues to account for its Non-Officer and Non-Director Stock Option Plan (Stock Option Plan) in accordance with Accounting Principles Board Opinion No. (APB) 25, "Accounting for Stock Issued to Employees," which results in no charge to earnings when options are issued at fair market value.

The following table illustrates the effect on net income and net income per share as if the Fair Value Based method had been applied to all outstanding stock option awards in each period presented:

(In Thousands, Except Per Share Data)	*2004*	*2003*	*2002*
Net income as reported	$22,672	$16,581	$13,932
Add: Stock-based compensation expense determined under APB 25, net of related tax effects		53	
Deduct: Total stock-based employee compensation expense determined under Fair Value Based method, net of related tax effects	(5)	(21)	(84)
Pro forma net income	$22,667	$16,613	$13,848
Net income per share:			
Basic – Class A as reported	$ 7.00	$ 5.11	$ 4.33
Basic – Class A pro forma	$ 7.00	$ 5.10	$ 4.29
Basic – Class B as reported	$ 6.13	$ 4.60	$ 3.90
Basic – Class B pro forma	$ 6.13	$ 4.60	$ 3.90
Diluted – as reported	$ 6.70	$ 4.90	$ 4.14
Diluted – pro forma	$ 6.70	$ 4.90	$ 4.11

The Company has not issued any options since fiscal 2000. The weighted average fair value at date of grant for options issued in 2000 was $12.50 per option. The fair value of options at date of grant was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	6.54%
Expected dividend yield	0%
Expected option life	4 years
Expected stock price volatility	44.3%

The effects of applying SFAS 123 for the pro forma disclosures are not necessarily indicative of the effects expected on current or future net income and net income per common share as the valuations are based on highly subjective assumptions about the future, including stock price volatility and exercise patterns.

The Company has outstanding stock appreciation rights (SARs) that have been granted to non-employee directors and certain employees. Stock-based compensation under the SARs program is subject to variable accounting in accordance with Financial Accounting Standards Board Interpretation No. (FIN) 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." The Company records compensation expense related to the vesting of SARs using the appropriate amortization schedule as required by FIN 28. In addition, changes in the market price of the Company's Class A Common Stock (Class A) impact the charge related to SARs.

Effective beginning the third quarter of 2005, the Company will account for the Stock Option Plan and the SARs program in accordance with SFAS 123R as discussed below under "Impact of Recently Issued Accounting Standards."

Environmental Costs

Costs incurred to investigate and remediate contaminated sites are expensed as incurred.

Store Opening Costs

Noncapital expenditures incurred in opening a new store are expensed as incurred.

Advertising and Sales Promotion Costs

Advertising and sales promotion costs are expensed as incurred and totaled $3,047,000, $2,844,000 and $2,760,000 in 2004, 2003 and 2002, respectively.

Rental Expense

Rental payments on operating leases are recorded over the lease term as they become payable or receivable except for rental payments on leases with scheduled rent increases which are recognized on a straight-line basis over the term of the lease.

Income Taxes

Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Common Stock and Net Income Per Share

Effective with the second quarter of 2004, the Company adopted EITF No. 03-6, "Participating Securities and the Two-Class method under Financial Accounting Standards Board Statement No. 128" which requires the use of the Two-Class method to calculate basic net income per share when a company has convertible participating securities. Prior to November 10, 2004, the Company had two classes of Common Stock including Class B Common Stock (Class B) which was convertible on a share-for-share basis into Class A. Class B shareholders were entitled to share in 90% of the dividends (other than stock dividends) paid to Class A shareholders. Under the Two-Class method, the Company assumes that 100% of undistributed earnings are distributed to Class A and Class B shareholders according to the formula for allocation of dividends. Consequently, the Two-Class method results in a higher allocation of net income and net income per share to Class A versus Class B shareholders. Basic net income per share is computed by dividing the net income attributable to Class A and Class B shareholders, respectively, by the weighted average number of common shares outstanding under each class during the period. In accordance with EITF No. 03-6, prior periods have been restated using the Two-Class method.

Diluted net income per share is computed using the If Converted method in accordance with SFAS 128. Diluted net income per share is computed by dividing net income attributable to common shareholders by the weighted average number of common and potential common shares outstanding during the period. Potential common shares included in the diluted computation represent shares issuable upon assumed exercise of stock options using the Treasury Stock method. Diluted net income per share is only shown for a single class of common shares because, under the If Converted method, it is assumed that all Class B shares are converted to Class A.

Net Income Per Share Reconciliation

(In Thousands, Except Share and Per Share Data)	*2004*	*2003*	*2002*
Basic net income per share:			
Common Stock - Class A			
Dividends paid (1)	$ 2,360	$ 1,009	
Undistributed earnings	13,167	9,298	$ 8,619
Allocated earnings	$ 15,527	$ 10,307	$ 8,619
Weighted average shares	2,217,675	2,015,859	1,991,230
Net income per share	$ 7.00	$ 5.11	$ 4.33
Common Stock - Class B			
Dividends paid (1)	$ 920	$ 613	
Undistributed earnings	6,225	5,661	$ 5,313
Allocated earnings	$ 7,145	$ 6,274	$ 5,313
Weighted average shares	1,164,977	1,363,584	1,363,790
Net income per share	$ 6.13	$ 4.60	$ 3.90
Diluted net income per share:			
Net income allocated to Class A	$ 15,527	$ 10,307	$ 8,619
Net income allocated to Class B	7,145	6,274	5,313
Total net income	$ 22,672	$ 16,581	$ 13,932
Weighted average shares:			
Class A shares outstanding	2,217,675	2,015,859	1,991,230
Assumed conversion of Class B	1,164,977	1,363,584	1,363,790
Assumed exercise of stock options		1,081	10,941
Total weighted average shares	3,382,652	3,380,524	3,365,961
Net income per share	$ 6.70	$ 4.90	$ 4.14

(1) Dividends paid exclude the payment of a $67,665 special dividend in fiscal 2004 as it related to prior years' undistributed earnings.

On November 10, 2004, Bernard Briskin, Chairman of the Board and Chief Executive Officer of the Company, elected to convert Class B shares beneficially owned by him, including shares beneficially owned with his wife, into Class A shares. The conversion of these shares triggered the automatic and simultaneous conversion of all remaining Class B shares as provided under the Company's Restated Certificate of Incorporation. After the conversion, the Company has only Class A outstanding and all shareholders will participate equally in the undistributed earnings of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Impact of Recently Issued Accounting Standards

In March 2004, the EITF amended and ratified previous consensus on EITF No. 03-1, "The Meaning of Other Than Temporary Impairment and its Application to Certain Issues." EITF No. 03-1 establishes guidance to be used in determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. The effective date was originally the Company's third quarter of 2004. In September 2004, the Financial Accounting Standards Board (FASB) issued EITF No. 03-1-1, "Effective Date of Paragraphs 10-20 of EITF 03-1," to delay the effective date pending further discussions by the EITF. During the period of delay, the Company will continue to apply applicable pronouncements to determine any other than temporary impairments of its investments.

In June 2004, the EITF issued EITF No. 03-6, "Participating Securities and the Two-Class method under Financial Accounting Standards Board Statement No. 128," which requires the use of the Two-Class method to calculate basic net income per share when a company has convertible participating securities. EITF No. 03-6 was effective for the Company's second quarter of 2004. Adoption of the provisions of EITF No. 03-6 resulted in separate net income per share disclosures for the Company's Class A and B.

In November 2003, the EITF reached a consensus on Issue No. 03-10, "Application of EITF 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers." EITF No. 03-10 addresses the accounting for manufacturer sales incentives offered directly to consumers, including manufacturer coupons. EITF No. 03-10 was effective for the Company's first quarter of 2004. Adoption of the provisions of EITF No. 03-10 did not have an impact on the Company's consolidated financial statements.

In November 2004, the FASB issued SFAS 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4." SFAS 151 clarifies that inventory costs that are "abnormal" are required to be charged to expense as incurred as opposed to being capitalized into inventory as a product cost. SFAS 151 provides examples of "abnormal" costs including costs of idle facilities, excess freight and handling costs and spoilage. SFAS 151 is effective for the Company's fiscal year beginning January 1, 2006. Adoption of this standard will not have an impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS 123R (revised 2004), "Share-Based Payment," which will be effective in the third quarter of fiscal 2005. This statement will eliminate the ability to account for share-based compensation transactions using APB 25, "Accounting for Stock Issued to Employees," and will require instead that compensation expense be recognized based on the fair value on the date of the grant. Additional footnote disclosures will be required. The Company is in the process of evaluating the impact on the Company's consolidated financial statements.

2. Investments

Marketable securities are shown on the accompanying Balance Sheets at their fair value. The Company's investment in a limited partnership as of January 3, 2004 (shown in the table below) was accounted for under the cost method as the Company owned less than 3% of the partnership and did not have the ability to exercise significant influence over the operating and financial policies of the partnership. The Company sold this investment in May 2004 for approximately $4,070,000 recognizing a gain of $1,570,000.

(In Thousands)	*Cost*	*Unrealized Gain (Loss)*	*Fair Value*
As of January 1, 2005:			
Investments:			
Mutual funds	$21,729	$ (13)	$21,716
United States government securities	1,997	(16)	1,981
Debt securities	2,185	196	2,381
Total	$25,911	$ 167	$26,078
As of January 3, 2004:			
Investments:			
Mutual funds	$26,755	$ 186	$26,941
United States government securities	1,994	16	2,010
Debt securities	2,010	383	2,393
Limited partnership	2,500		2,500
Total	$33,259	$ 585	$33,844

The investments in debt and United States government securities all have maturity dates of less than two years. Realized net gain (loss) from the sale of investments was $1,739,000, $843,000 and ($211,000) in 2004, 2003 and 2002, respectively. In addition, the Company recognized capital gain income from mutual funds of $48,000, $107,000 and $309,000 in 2004, 2003 and 2002, respectively. Realized net gain (loss) from the sale of investments and capital gain income are included in other income (expense) on the Consolidated Statements of Operations and Comprehensive Income.

3. Accounts and Notes Receivable, Net

(In Thousands)	*January 1, 2005*	*January 3, 2004*
Accounts receivable, trade	$ 3,388	$ 3,899
Notes receivable		96
Other accounts receivable	2,826	2,946
	6,214	6,941
Less: Allowance for doubtful accounts and notes receivable	(181)	(180)
	$ 6,033	$ 6,761

The provision (recoveries) for doubtful accounts and notes receivable in 2004, 2003 and 2002 was approximately $15,000, $0 and ($20,000).

4. Inventories

Inventories valued by the LIFO method totaled $15,586,000 in 2004, $13,880,000 in 2003 and $11,601,000 in 2002. Inventory balances would have been $3,771,000, $3,399,000 and $3,186,000 higher at the end of 2004, 2003 and 2002, respectively, if they had been stated at the lower of FIFO cost or market. The LIFO effect on net income was a decrease of approximately $221,000, a decrease of $126,000 and an increase of $150,000 in 2004, 2003 and 2002, respectively.

5. Significant Supplier

During 2004, the Company procured approximately 20% of its product through Unified Western Grocers, Inc. (Unified), a grocery cooperative. As a member-patron, the Company is required to provide Unified with certain minimum deposits and credit in order to purchase product from the cooperative. As of January 1, 2005, the Company had approximately $2,321,000 on deposit with Unified. The minimum deposit requirement is satisfied through a combination of cash, credit and ownership of equity shares in Unified.

6. Property, Plant and Equipment

(In Thousands)	*January 1, 2005*	*January 3, 2004*
Land	$ 8,584	$ 8,584
Buildings and improvements	9,693	9,693
Store fixtures and office equipment	40,049	36,065
Transportation equipment	2,774	2,664
Machinery and equipment	1,268	1,236
Leasehold improvements	45,484	39,206
Leasehold interests	4,538	4,538
Assets under capital leases	3,058	3,058
Assets under construction	761	488
	116,209	105,532
Accumulated depreciation and amortization	(64,998)	(59,895)
	$ 51,211	$ 45,637

As of January 1, 2005, approximately $26,364,000 of property, plant and equipment (at cost) was fully depreciated and is still being used in operations. As of January 1, 2005, the Company has recorded $2,749,000 in accumulated amortization for assets under capital lease.

In the fourth quarter of 2003, the Company recorded a $4,311,000 pre-tax impairment on long-lived assets related to leasehold improvements and equipment at its Pasadena store. Sales at Pasadena have been below management's expectations since the store's initial opening in September 2001. During the fourth quarter of 2003, a labor dispute in the Company's trade area temporarily resulted in improved sales at the Pasadena store. Sales have declined since the conclusion of the labor dispute although they are still higher than prestrike levels. The Pasadena store is currently open and operating; however, sales still are not meeting management's original expectations. The impaired assets are in use at the store at this time. The impairment charge, a component of DSG&A expense, reflects the difference between the carrying value of the Pasadena assets and the estimated fair value, which is based on the discounted future cash flows using a risk-free interest rate. The Company has exercised its right to terminate its lease at the Pasadena location effective Spring 2005; however, discussions are currently ongoing as to the possibility of renewing the lease on different terms.

7. Other Current Liabilities

(In Thousands)	*January 1, 2005*	*January 3, 2004*
Employee compensated absences	$ 5,267	$ 4,612
Stock appreciation rights	3,057	1,027
Employee benefits	2,834	9,039
Taxes (excluding income taxes)	2,631	3,015
Payroll	1,968	1,803
Workers' compensation	1,739	1,065
Rent	1,005	1,586
Dividends payable	846	811
Other	3,734	2,993
	$ 23,081	$ 25,951

8. Long-Term Debt

	Current		*Non-Current*	
(In Thousands)	*January 1, 2005*	*January 3, 2004*	*January 1, 2005*	*January 3, 2004*
Obligations under capital leases	$ 273	$ 245	$ 536	$ 810
7% Subordinated income debentures due September 1, 2014			1,228	1,228
	$ 273	$ 245	$ 1,764	$ 2,038

At January 1, 2005, the approximate principal payments required on long-term debt for each fiscal year are as follows:

(In Thousands)

2006	*2007*	*2014*	*Thereafter*
$304	$232	$1,228	$1,764

The Company has bank revolving lines of credit in the amount of $12,000,000 which expires in August 2006 and $3,000,000 which expires in October 2005. Borrowings bear interest at the bank's prime rate or the adjusted London Interbank Offer Rate (LIBOR) plus an index up to 1.2%. At the end of 2004 and 2003, there were no amounts borrowed against either of the revolving lines of credit.

The Company currently maintains four standby letters of credit aggregating $10,844,000 pursuant to the Company's general liability and workers' compensation self-insurance programs. The standby letters of credit reduce the available borrowings under its revolving lines of credit.

Debentures: The indenture relating to the 7% Subordinated Income Debentures (7% Debentures), due September 1, 2014, provides for interest payable semi-annually on March 1 and September 1 to the extent that current annual net income is sufficient therefor, or at the discretion of the Company, out of available retained earnings. No accrued interest was in arrears as of January 1, 2005. The 7% Debentures are recorded at face value which approximates its fair value.

9. Capital Stock

Class A Common Stock: The Company is authorized to issue 10,000,000 shares of Class A, par value $.25 per share. At January 1, 2005 and January 3, 2004, shares issued were 4,740,452 and 3,374,868, respectively, including 1,357,200 treasury shares. During 2003, the Company purchased and retired 4,942 shares of its Class A for an aggregate purchase price of approximately $296,000. The Class A has one vote per share on all matters on which shareholders are entitled to vote or consent.

Class B Common Stock: The Company was authorized to issue 1,500,000 shares of convertible participating Class B, par value $.25 per share. At January 1, 2005 and January 3, 2004, there were 0 and 1,363,584 shares issued and outstanding. The Class B had ten votes per share on virtually all matters on which shareholders were entitled to vote or consent. Cash or property dividends on Class B were restricted to an amount equal to 90% of any dividend paid on Class A. Transfer of Class B was restricted to other Class B shareholders and certain other classes of transferees. Class B was convertible, at the option of the holder, into Class A on a share-for-share basis.

On October 25, 2004, the Company's Board of Directors declared a special dividend of $20 per share on its Class A and $18 per share on its Class B. The dividend totaled approximately $67,665,000 and was paid on December 16, 2004 to holders of record on November 15, 2004.

As of the dividend declaration date, Bernard Briskin, Chairman of the Board and Chief Executive Officer of the Company, was the beneficial owner of 1,362,496 shares of the Company's Class B (a portion of which was beneficially owned with his spouse), representing over 99% of the then outstanding Class B of the Company. On November 10, 2004, Mr. Briskin and his spouse elected to convert shares of Class B owned by them into an equal number of the Company's Class A shares. The conversion of these shares triggered the automatic and simultaneous conversion of all remaining Class B shares as provided under the Company's Restated Certificate of Incorporation. As a result, all owners of the Company's Class B became owners of Class A prior to the dividend record date and were entitled to receive the dividend payable on Class A issued upon such conversion.

The Board of Directors also approved a $20 antidilution adjustment reducing the exercise price of all outstanding SARs to account for the anticipated effect of the special dividend on the Company's Class A share price.

On January 20, 2005, the Company paid a regular quarterly cash dividend of 25 cents per share of Class A, aggregating $846,000, to shareholders of record on December 31, 2004.

10. Stock Options and Stock Appreciation Rights

In 1998, the Company adopted the Stock Option Plan which initially provided for the granting of stock options to key employees to purchase up to 35,000 shares of the Company's Class A. The Stock Option Plan was amended in fiscal 2000 to increase the number of shares available thereunder to an aggregate of 70,000 shares. The objective of the Stock Option Plan is to attract and retain quality personnel and to promote the success of the Company by providing employees the opportunity to share in its growth. These options vest at 25% per year beginning at the end of the first year and expire five years from the date of grant. The exercise price of stock options granted under the Stock Option Plan is equal to the fair market value of the Company's Class A on the date of grant. There were no stock options issued and outstanding as of January 1, 2005.

The Company also has granted SARs covering shares of the Company's Class A to non-employee directors and certain officers and employees of the Company. Each SAR entitles the holder to receive upon exercise thereof the excess of the fair market value of a share of Class A on the date of exercise over the fair market value of such share on the date granted. The SARs vest 25% each year beginning at the end of the first year and expire five years from the date of grant.

Stock options and SARs transactions during the past three years are summarized below. The weighted average exercise price of SARs outstanding on October 25, 2004, was adjusted to reflect the declaration of a special dividend of $20 per share of the Company's Class A on that date to shareholders of record on November 15, 2004.

			SARs (1)			
	Stock Options (1)		*Officers and Employees*		*Non-Employee Directors*	
	Options	*Weighted Average Price*	*SARs*	*Weighted Average Price*	*SARs*	*Weighted Average Price*
Outstanding as of 12/29/01	41,500	$16.97	20,000	$14.53	50,000	$12.85
Exercised	14,750	$19.07	12,500	$16.72	17,500	$ 9.06
Outstanding as of 12/28/02	26,750	$15.81	7,500	$10.89	32,500	$14.89
Granted			64,500	$51.88	10,000	$34.25
Exercised	23,875	$16.62	3,125	$13.44	13,250	$ 9.06
Forfeitures	875	$ 9.06				
Outstanding as of 1/3/04	2,000	$ 9.06	68,875	$49.16	29,250	$24.15
Granted			13,000	$57.00	50,000	$57.50
Exercised	2,000	$ 9.06	9,450	$34.81	19,250	$19.71
Outstanding as of 1/1/05	0	0	72,425	$52.44	60,000	$53.36
Exercisable as of 1/1/05			11,050			
Available for grant as of 1/1/05	28,500		N/A		N/A	

(1) Exercise price reflects a $20 antidilution adjustment. See Note 9 above.

The following table summarizes information about the Company's SARs outstanding at January 1, 2005:

	Options Outstanding (1)			*Options Exercisable (1)*	
Range of Exercise Price (1)	*Number Outstanding*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Number Exercisable*	*Weighted Average Exercise Price*
SARs – Officers & Employees					
$40.50	20,000	3.6 years	$40.50	5,000	$40.50
$57.00	39,425	3.9 years	$57.00	6,050	$57.00
$57.00	13,000	4.5 years	$57.00		
	72,425	3.9 years	$52.44	11,050	$49.53
SARs – Non-Employee Directors					
$28.00	2,500	1.5 years	$28.00		
$34.25	7,500	3.3 years	$34.25		
$57.50	50,000	4.1 years	$57.50		
	60,000	3.8 years	$53.36	0	0

(1) Exercise price reflects a $20 antidilution adjustment. See Note 9 above.

For 2004, 2003 and 2002, the Company incurred compensation expense related to SARs of $3,658,000, $740,000 and $481,000, respectively.

11. Retirement Plans

The Company contributes to multi-employer union pension plans, administered by various trustees, which may be deemed to be defined benefit plans. Contributions to these plans are based upon negotiated wage contracts. Information relating to accumulated benefits and fund assets as they may be allocable to the participants at January 1, 2005 is not available. The Company's total union pension expense for all plans for 2004, 2003 and 2002 amounted to $6,064,000, $4,787,000 and $3,086,000, respectively. Contributions to the multi-employer union pension plan covering the majority of the Company's employees were suspended for two months in 2003 and six months in 2002.

The Arden Group, Inc. 401(k) Retirement Savings Plan (Company Savings Plan) covers all non-union employees of the Company and its subsidiaries who have attained the age of 18 and have completed at least one year of service. The Company Savings Plan provides that, with certain limitations, a participating employee may elect to contribute up to 100% of such employee's annual compensation up to a maximum of $13,000 in 2004 to the Company Savings Plan on a tax-deferred basis. The Company made discretionary contributions to the Company Savings Plan of $805,000, $837,000 and $806,000 for the years 2004, 2003 and 2002, respectively.

The Company maintains a noncontributory, trusteed Stock Bonus Plan (Plan) which is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. Under the Third Amendment to the Plan, effective January 1, 2002, no new participants or contributions to the Plan are allowed. Existing contributions must be invested in the Company's Class A with excess cash being invested in certain government-backed securities.

An employment agreement with a key executive officer provides for annual retirement compensation equal to 25% of his average base salary and bonus earned in the last three years prior to his retirement. The Company has accrued its obligation under the terms of the employment agreement. The Company accrued $521,000, $101,000 and $510,000 toward this benefit in 2004, 2003 and 2002, respectively.

12. Multi-Employer Union Health Care Plans

The Company contributes to multi-employer union health care plans, administered by various trustees, in accordance with the provisions of various labor contracts. Contributions to these plans are generally based on the number of straight-time hours worked. The Company's expense for these plans totaled $16,977,000, $21,019,000 and $11,927,000 for 2004, 2003 and 2002, respectively. Health care expense in 2003 reflects a $5,797,000 assessment by the trust fund covering the majority of the Company's employees to pay health care claims and restore trust fund reserves depleted during the labor dispute. In addition, pension plan contributions for the same group of employees were suspended for two months in 2003 and six months in 2002. There were no other employer withdrawals, shortfall contributions, maintenance of benefit clauses or other material changes that affected the comparability of employer and multi-employer contributions from year to year.

13. Income Taxes

The composition of the federal and state income tax provision (benefit) is as follows:

(In Thousands)	*2004*	*2003*	*2002*
Current:			
Federal	$11,433	$12,457	$ 7,420
State	3,385	3,811	2,026
Total current tax provision	14,818	16,268	9,446
Deferred:			
Federal	709	(3,587)	(73)
State	(29)	(1,358)	(17)
Total deferred tax provision	680	(4,945)	(90)
Total income tax provision	$15,498	$11,323	$ 9,356

The Company's deferred tax assets (liabilities) were attributable to the following:

(In Thousands)	*January 1, 2005*	*January 3, 2004*
Deferred tax assets:		
Accrued expenses	$ 6,640	$ 6,369
Deferred rent	1,985	1,822
State income taxes	1,170	1,174
Allowance for doubtful accounts	74	73
Capital lease obligations	333	433
Other	328	1,243
Deferred tax assets	10,530	11,114
Deferred tax liabilities:		
Deferred gain on debenture exchange	(3,016)	(3,177)
Capital lease assets	(126)	(172)
Other	(1,058)	(755)
Deferred tax liabilities	(4,200)	(4,104)
Deferred income taxes, net	$ 6,330	$ 7,010

Reconciliation of the statutory federal rate and effective rate is as follows:

(In Thousands, Except	*2004*		*2003*		*2002*	
Percentage Amounts)	*Amount*	*Rate*	*Amount*	*Rate*	*Amount*	*Rate*
Federal tax at statutory rate	$13,360	35.0%	$ 9,767	35.0%	$ 8,151	35.0%
State income taxes, net of federal tax benefit	2,193	5.7%	1,603	5.7%	1,338	5.7%
Other	(55)	(.1%)	(47)	(.1%)	(133)	(.5%)
	$15,498	40.6%	$11,323	40.6%	$ 9,356	40.2%

14. Leases

The principal kinds of property leased by the Company and its subsidiaries are supermarket buildings. The most significant obligations assumed under the lease terms, other than rental payments, are the upkeep of the facilities, insurance and property taxes. Most supermarket leases contain contingent rental provisions based on sales volume and have renewal options. The Company's decision to exercise renewal options is primarily dependent on the level of business conducted at the location and the profitability thereof.

All leases and subleases with an initial term greater than one year are accounted for under SFAS 13, "Accounting for Leases." These leases are classified as either capital leases, operating leases or subleases, as appropriate.

Assets Under Capital Leases: Assets under capital leases are capitalized using interest rates appropriate at the inception of each lease. Contingent rentals associated with capital leases in 2004, 2003 and 2002 were $464,000, $428,000 and $235,000, respectively, and accordingly have been charged to expense as incurred. Following is an analysis of assets under capital leases:

(In Thousands)	*January 1, 2005*	*January 3, 2004*
Buildings:		
Cost	$ 3,058	$ 3,058
Accumulated amortization	(2,749)	(2,636)
	$ 309	$ 422

Future minimum lease payments for the assets under capital leases at January 1, 2005 are as follows:

(In Thousands)	
2005	$ 347
2006	347
2007	246
Total minimum obligations	940
Interest	(131)
Present value of net minimum obligations	809
Current portion	(273)
Long-term obligations	$ 536

Operating Leases and Subleases: In addition to capital leases, the Company is obligated under operating leases, primarily for buildings, which expire at various dates through 2026. Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at January 1, 2005 are as follows:

(In Thousands)	*Commitments*	*Deduct Sublease Rentals*	*Net Rental Commitments*
2005	$ 7,537	$ 597	$ 6,940
2006	7,980	617	7,363
2007	8,250	615	7,635
2008	7,879	611	7,268
2009	7,539	613	6,926
Thereafter	76,533	1,700	74,833
	$115,718	$ 4,753	$110,965

Rent expense under operating leases was as follows:

(In Thousands)	*2004*	*2003*	*2002*
Minimum rent	$ 8,870	$ 8,002	$ 8,301
Contingent rent	1,629	2,043	1,277
	10,499	10,045	9,578
Sublease rentals	(1,636)	(1,673)	(1,707)
	$ 8,863	$ 8,372	$ 7,871

15. Related Party Transactions

At December 29, 2001, the Company held two notes receivable with balances totaling $135,000 from an officer/director of the Company. In August 2002, the notes were repaid in full by the officer/director. These notes arose from transactions in 1979 and 1980 whereby the Company loaned the officer/director money to purchase shares of the Company's Class A at the then fair market value. The notes bore interest at the rate of 6% per annum payable annually.

A director of the Company is a partner of a law firm which performs legal services for the Company.

16. Commitments and Contingent Liabilities

The Company has an employment agreement with a key executive officer and shareholder which currently expires on January 1, 2007. In addition to a base salary, the agreement provides for a bonus based on pre-tax earnings. No maximum compensation limit exists. Total salary and bonus expensed in 2004, 2003 and 2002 was approximately $1,952,000, $1,565,000 and $1,379,000, respectively.

The Company is primarily self-insured for losses related to workers' compensation and general and auto liability claims. The Company maintains stop-loss coverage to limit its loss exposure on a per claim basis. Liabilities associated with the risks that are retained by the Company are estimated, in part, by considering historical claims experience and regression analysis. Accruals are based on reported claims and an estimate of claims incurred but not reported. While the ultimate amount of claims incurred are dependent on future developments, in management's opinion recorded reserves are adequate to cover the future payment of claims. The Company's liability reserve for unpaid and incurred but not reported claims at January 1, 2005 and January 3, 2004 was approximately $6,868,000 and $3,763,000, respectively. The increase in the reserve is the result of the Company's switch from a guaranteed cost workers' compensation program to a high deductible workers' compensation policy in June 2003. The reserve as of January 3, 2004 reflects the accrual for claims for approximately seven months, whereas, the reserve as of January 1, 2005 covers approximately nineteen months.

As of January 1, 2005, management had authorized expenditures on incomplete projects for the construction and purchase of property, plant and equipment which totaled approximately $2,086,000.

The Company and its subsidiaries are subject to a myriad of environmental laws, regulations and lease covenants with its landlords regarding air, water and land use, products for sale, and the use, storage and disposal of hazardous materials. The Company believes it substantially complies, and has in the past substantially complied, with federal, state and local environmental laws and regulations and private covenants. The Company cannot, at this time, estimate the expense it ultimately may incur in connection with any violations; however, it believes any such claims will not have a material adverse impact on either the Company's consolidated financial position, results of operations or cash flows.

The Company or its subsidiaries are defendants in a number of cases currently in litigation, being vigorously defended, in which the complainants seek monetary damages. As of the date hereof, no estimate of potential liability, if any, is possible. Based upon current information, management, after consultation with legal counsel defending the Company's interests in the cases, believes the ultimate disposition thereof will not have a material effect upon either the Company's consolidated financial position, results of operations or cash flows.

17. Selected Quarterly Financial Data (Unaudited)

(In Thousands, Except Per Share Data)

Quarter	*Sales (1)*	*Gross Profit (1)*	*Net Income (2)*	*Diluted Net Income Per Share (3)*
2003				
First	$ 99,620	$ 44,325	$ 2,785	$ .82
Second	100,550	45,012	3,275	.97
Third	101,060	45,432	2,985	.88
Fourth (4)(5)	185,148	80,951	7,536	2.23
2004				
First (4)	$147,394	$ 66,054	$ 8,555	$2.53
Second	119,863	53,037	5,767	1.70
Third	113,391	50,955	4,416	1.31
Fourth (5)	122,250	55,367	3,934	1.16

(1) Sales and gross profit for 2003 and 2004 reflect the Company's change in classification of net rental, license and other income to sales rather than as a reduction of DSG&A expense. In addition, sales and cost of sales for one licensed department in the Company's stores were previously recorded on the gross basis. The sales figures shown above reflect net licensed revenue as a component of sales.

(2) The fourth quarter of 2003 includes a $4,311 impairment charge related to the Company's Pasadena location and a $5,797 charge to pay union health care claims and restore trust fund reserves to the required levels. The second quarter of 2004 includes a $1,570 gain from the sale of the Company's investment in a limited partnership which was accounted for under the cost method.

(3) Earnings per share is calculated using the weighted average outstanding shares for the quarter.

(4) The fourth quarter 2003 and the first quarter 2004 results were favorably impacted by a labor dispute in the Company's trade area.

(5) The fourth quarter of 2003 was a 14-week quarter compared to 13 weeks in the fourth quarter of 2004.

Management's Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of January 1, 2005. In making the assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework.* Based on that assessment, management concluded that, as of January 1, 2005, the Company's internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of January 1, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page 31.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ARDEN GROUP, INC. AND CONSOLIDATED SUBSIDIARIES

To the Stockholders of Arden Group, Inc.

We have completed an integrated audit of Arden Group, Inc.'s January 1, 2005 consolidated financial statements and of its internal control over financial reporting as of January 1, 2005 and audits of its January 3, 2004 and December 28, 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows, present fairly, in all material respects, the financial position of Arden Group, Inc. and its subsidiaries at January 1, 2005 and January 3, 2004, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing on page 30 of the 2004 Annual Report to Shareholders, that the Company maintained effective internal control over financial reporting as of January 1, 2005 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Los Angeles, California
March 8, 2005

DIRECTORS AND OFFICERS

ARDEN GROUP, INC. AND CONSOLIDATED SUBSIDIARIES

Board of Directors

Bernard Briskin, *Chairman of the Board, President and Chief Executive Officer, Arden Group, Inc.*
John G. Danhakl, *Partner, Leonard Green & Partners, Private Equity Firm*
Robert A. Davidow, *Private Investor*
Kenneth A. Goldman, *Attorney and Partner, Reed Smith LLP*
Steven Romick, *Investment Advisor, Senior Vice President of First Pacific Advisors, Inc.*

Audit Committee

Steven Romick, *Chairman*
Robert A. Davidow

Compensation Committee

John G. Danhakl, *Chairman*
Robert A. Davidow

Investment Committee

Robert A. Davidow, *Chairman*
Bernard Briskin
John G. Danhakl
Steven Romick

Nominating Committee

John G. Danhakl, *Chairman*
Bernard Briskin
Kenneth A. Goldman

Officers

Bernard Briskin, *Chairman of the Board, President and Chief Executive Officer*
Debra L. Jensen, *Chief Financial Officer*
Patricia S. Betance, *Assistant Secretary*
Douglas Freund, *Vice President-MIS*
Brenda J. McDaniel, *Senior Vice President*

Corporate Offices

2020 South Central Avenue, Compton, California 90220
Telephone number: (310) 638-2842
Facsimile number: (310) 631-0950

Availability of Form 10-K

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended January 1, 2005 will be provided upon written request to the Assistant Secretary, Arden Group, Inc., P. O. Box 512256, Los Angeles, California 90051-0256.

Dividend Information

Common Stock:
In August 2003, the Company established a regular quarterly dividend of 25 cents per share on Class A Common Stock and 22.5 cents per share on Class B Common Stock. Other than the declaration of such regular quarterly dividend in August and November 2003, no dividends were declared on either Class A Common Stock or Class B Common Stock during 2003. On October 25, 2004, the Company's Board of Directors declared a special dividend of $20 per share on its Class A Common Stock payable December 16, 2004. As a result of the conversion in November 2004 of all of the Class B Common Stock into Class A Common Stock, this special dividend was paid to the holders of Class A Common Stock only and no dividend was paid on the Class B Common Stock for the fourth quarter ended January 1, 2005.

Transfer Agent

Continental Stock Transfer and Trust Company,
New York, New York

Trustee

7% Subordinated Income Debentures:
U.S. Bank Trust National Association,
Los Angeles, California

Market Data

Arden Group, Inc. Class A Common Stock is traded over-the-counter in the NASDAQ National Market System under the symbol ARDNA. There were 1,059 holders of record of Class A Common Stock at January 1, 2005. The high and low prices of the Class A Common Stock the past two years, by quarter, were:

Price Range		*2004*	*2003*
First	High	$ 79.80	$ 61.86
Quarter	Low	$ 70.20	$ 50.95
Second	High	$ 90.00	$ 62.00
Quarter	Low	$ 71.01	$ 53.22
Third	High	$ 90.45	$ 64.75
Quarter	Low	$ 76.07	$ 57.15
Fourth	High	$114.86	$ 80.98
Quarter	Low	$ 77.67	$ 61.25